November 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: David Irving, Bonnie Baynes, Susan Block and Nolan McWilliams

Re:	Inter Platform, Inc.
Registration Statement on Form F-4, as amended
File No. 333-260701

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inter Platform, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-260701), as amended (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on November 24, 2021, or as soon as practicable thereafter. The Company hereby authorizes Francesca L. Odell and Jonathan Mendes de Oliveira of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Francesca L. Odell at +1 212 225 2530 or Jonathan Mendes de Oliveira at +1 212 225 2827 and that such effectiveness also be confirmed in writing.

Please do not hesitate to contact Francesca L. Odell at 212 225 2530 or flodell@cgsh.com or Jonathan Mendes de Oliveira at 212 225 2827 or jmendesdeoliveira@cgsh.com with any questions or comments with respect to this letter

Very truly yours,

Inter Platform, Inc.

/s/Helena Lopes Caldeira
Name: Helena Lopes Caldeira
Title: Chief Financial Officer

cc:	João Vitor N. Menin T. de Souza, Chief Executive Officer
Francesca L Odell, Cleary Gottlieb Steen & Hamilton
Jonathan Mendes de Oliveira, Cleary Gottlieb Steen & Hamilton